- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9
   SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                               (AMENDMENT NO. 3)

                           ARVIDA/JMB PARTNERS, L.P.
                           (NAME OF SUBJECT COMPANY)

                           ARVIDA/JMB PARTNERS, L.P.
                       (NAME OF PERSON FILING STATEMENT)

                         LIMITED PARTNERSHIP INTERESTS
                         AND ASSIGNEE INTERESTS THEREIN
                         (TITLE OF CLASS OF SECURITIES)

                                      NONE
                    (CUSIP NUMBERS OF CLASSES OF SECURITIES)

                               ----------------

                                  GARY NICKELE
                           ARVIDA/JMB MANAGERS, INC.
                           900 NORTH MICHIGAN AVENUE
                            CHICAGO, ILLINOIS 60611
                                 (312) 440-4800

  (NAME, ADDRESS, AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
                                      AND
          COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                    COPY TO:

                             MICHAEL H. KERR, P.C.
                                KIRKLAND & ELLIS
                            200 EAST RANDOLPH DRIVE
                            CHICAGO, ILLINOIS 60601
                                 (312) 861-2094

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- --------------------------------------------------------------------------------

  This Amendment amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Statement") filed by Arvida/JMB Partners, L.P. (the "Partnership"), on July 3, 1996, as previously amended by Amendment No. 1 filed on July 12, 1996 and Amendment No. 2 filed on July 24, 1996. Unless otherwise indicated, capitalized terms used herein have the same meanings as set forth in the originally filed Statement, as previously amended.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

  Item 7 of the Statement is amended to add the following information:

 Possible $160 Million Financing

  On July 16, 1996, BSS Capital II, L.L.C. ("BSS"), an affiliate of Starwood Capital Group, L.P. ("Starwood"), sent the Partnership a letter in which it indicated an interest in exploring the possibility of a recapitalization of the Partnership.

  As described in Amendment No. 2 to the Statement, on July 18, 1996 the Partnership entered into a confidentiality agreement with BSS pursuant to which the Partnership furnished certain confidential information to BSS for use in connection with its consideration of making a tender offer for Interests and representatives of the Partnership met with BSS to review such information.

  On July 19, 1996, BSS in a letter to the Partnership reiterated its interest in pursuing a recapitalization of the Partnership and offered to pursue discussions for a recapitalization, subject to reaching agreement on an exclusivity arrangement.

  On July 23, 1996, representatives of BSS met with representatives of the Partnership. At such meeting, BSS proposed on a preliminary basis for the consideration of the Partnership a debt recapitalization of the Partnership (the "Financing") which, if accomplished, would enable the Partnership to make a substantial distribution to Interestholders. BSS advised the Partnership that it would be willing to develop a proposal for such a Financing only on the condition that the Partnership agree to an exclusive period during which the Partnership would not pursue or negotiate a financing substantially similar in amount or purpose as the Financing with any other person.

  On July 24, 1996, the Special Committee of Managers met to consider BSS's preliminary proposal for a Financing and its requirement of exclusivity as a condition for developing such proposal. Following review of the proposal with its financial and legal advisors, the Special Committee directed its representatives to negotiate an agreement with BSS under which it would have an exclusive period to develop a detailed commitment for and otherwise to pursue a Financing to be presented to Managers for its consideration on behalf of the Partnership.

  On July 29, 1996, the Partnership entered into a letter agreement with BSS pursuant to which the Partnership and BSS agreed to negotiate within ten business days a commitment setting forth the principal terms, covenants and conditions (including requisite approvals and consents) for a Financing of approximately $160 million, consisting of secured senior and secured mezzanine tranches. The Financing, if accomplished, would achieve, among other things, a refinancing of the Partnership's term, revolving, letter of credit and other existing financing arrangements (other than certain project related financing) and, together with certain additional project financing, would enable the Partnership to make a distribution to Interestholders of between $350 to $400 per Interest. However, the letter agreement provides that BSS is under no obligation to issue a commitment, and that the Partnership is under no obligation to accept one. The Partnership agreed that for a period of 45 days from the date of the agreement it would not pursue or negotiate any other offers for portfolio financings or debt recapitalizations of a similar size or purpose as the Financing and agreed, subject to certain conditions, to pay BSS a break-up fee of between $2,400,000 and $4,400,000, together with certain of BSS's out-of-pocket costs and expenses, in the event the Partnership enters into one or more agreements for portfolio financings or debt recapitalizations of similar size or purpose as the Financing with any third party within 90 days from the date of the agreement. The Partnership also agreed to indemnify BSS and its affiliates and representatives against expenses and liabilities in respect of certain third party claims as a result of or in connection with the letter agreement or the transactions contemplated by the letter agreement.

  No decision has been made by the Partnership to implement a Financing. Any such decision will necessarily be dependent upon an analysis of the terms, covenants and conditions of any commitment for a Financing issued by BSS. There can be no assurance that BSS will issue a commitment for a Financing, or that any Financing commitment which BSS may issue will be acceptable to the Partnership. Even if a commitment for a Financing were to be acceptable to the Partnership, there can be no assurance that such a Financing transaction will be accomplished.

  Barry Sternlicht, one of the principals of Starwood and BSS, was formerly an officer of various affiliates of the Partnership and as such was actively involved in the original acquisition by the Partnership of its business and properties and in the management and operation of such business and properties. In addition, certain other officers of BSS and its affiliates were formerly officers or employees of affiliates of the Partnership. In June 1996 Starwood Opportunity Fund IV L.P. ("SOF-IV"), an affiliate of BSS, had discussions with an affiliate of the Partnership to purchase a large undeveloped tract of land. Subsequent to these discussions, SOF-IV, as well as certain other parties unaffiliated with BSS, have submitted separate binding letters of intent for the purchase of such land. The affiliate of the Partnership is reviewing the letters of intent and expects to make a decision as to which specific proposal to accept after review and approval by its secured lender. An affiliate of a director of Managers is a controlling partner, indirectly through another partnership, in a joint venture owning a portfolio of hotel properties that also has an affiliate of BSS as a controlling partner. In addition, another director of Managers has invested in a real estate fund sponsored by an affiliate of BSS.

 Other

  The Partnership entered into confidentiality agreements with Nova Capital Corporation ("Nova") and Pulte Corporation ("Pulte") on July 26, 1996, and July 29, 1996, respectively, pursuant to which each of Nova and Pulte is entitled, among other things, to receive certain non-public information concerning the Partnership for use in connection with its consideration of making a tender offer for Interests and, in return, each of Nova and Pulte agreed, among other things, to treat such information as confidential in accordance with the terms of such agreement, and to take or abstain from taking certain actions including agreeing that for a period of two years from the date of such agreement not to acquire any Interests other than pursuant to offers made in compliance with the requirements of Regulations 14D and 14E of the Exchange Act.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

  Item 9 of the Statement is amended to add the following Exhibits:

      EXHIBIT
      NUMBER                             DESCRIPTION
      -------                            -----------
     (a)(4)    Letter, dated July 30, 1996, from Arvida/JMB Partners, L.P. to its Limited Partners
     (a)(5)    Press Release of Partnership, dated July 30, 1996
     (c)(15)   Letter, dated July 29, 1996, from BSS Capital II, L.L.C. to the
               Partnership

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          Arvida/JMB Partners, L.P.

                                          By: Arvida/JMB Managers, Inc.,
                                             ----------------------------------
                                             General Partner of the
                                              Partnership

                                          By: /s/ Judd D. Malkin
                                             ----------------------------------
                                             Name: Judd D. Malkin
                                             Title: Chairman

Dated: July 30, 1996

                                 EXHIBIT INDEX

  EXHIBIT                                                                PAGE
  NUMBER                           DESCRIPTION                           NO.
  -------                          -----------                           ----
 (a)(4)    Letter, dated July 30, 1996, from Arvida/JMB Partners, L.P.
           to its Limited Partners
 (a)(5)    Press Release of Partnership, dated July 30, 1996
 (c)(15)   Letter, dated July 29, 1996, from BSS Capital II, L.L.C. to the Partnership

                                                                 Exhibit (a)(4)

                           ARVIDA/JMB PARTNERS, L.P.

                            IMPORTANT DEVELOPMENTS

                                                                  July 30, 1996

Dear Limited Partners:

  An important development has occurred which you should carefully consider in connection with responding to the unsolicited offers (collectively and as amended to date, the "Offers") made by Raleigh Capital Associates, L.P. ("Raleigh") and Walton Street Capital Acquisition Co. II, L.L.C. ("Walton") to acquire limited partnership interests and assignee interests therein (collectively, the "Interests") in Arvida/JMB Partners, L.P. (the
"Partnership").

            POTENTIAL FINANCING AND DISTRIBUTION TO INTERESTHOLDERS

  The Partnership on July 29, 1996, entered into a letter agreement with BSS Capital II, L.L.C. ("BSS") pursuant to which the Partnership and BSS agreed to negotiate within ten business days a commitment setting forth the principal terms, covenants and conditions for a debt recapitalization (the "Financing") of approximately $160 million, consisting of secured senior and secured mezzanine tranches. The Financing, if accomplished, would achieve, among other things, a refinancing of the Partnership's existing financing arrangements (other than certain project related financing) and, together with certain additional project financing, would enable the Partnership to make a distribution to Interestholders of between $350 and $400 per Interest. However, the letter agreement provides that BSS is under no obligation to issue a commitment, and that the Partnership is under no obligation to accept one. The letter agreement also provides for an exclusive period during which the Partnership would not pursue or negotiate any other offers for similar portfolio financings or debt recapitalizations, for a break-up fee payable to BSS ranging between $2.4 million and $4.4 million if the Partnership enters into a similar financing with a third party within 90 days, and for indemnification of BSS and its affiliates and representatives against certain third party claims as a result of or in connection with the letter agreement or the transactions contemplated thereby.

  Among the factors which the Partnership considered in agreeing to seek to negotiate a commitment for a Financing was the desirability of making a substantial current cash distribution to all of the Interestholders while permitting them to retain their Interests in the Partnership. However, as a result of any such Financing, the Partnership would be highly leveraged and any future cash distributions would be dependent on the ability of the Partnership to service the debt incurred by the Partnership in connection with such Financing.

  The Partnership has not approved a Financing, but has authorized the negotiation of a commitment for a Financing which the Partnership will be under no obligation to accept. THERE CAN BE NO ASSURANCE THAT BSS WILL ISSUE A COMMITMENT FOR A FINANCING, OR THAT ANY FINANCING COMMITMENT WHICH BSS MAY ISSUE WILL BE ACCEPTABLE TO THE PARTNERSHIP. EVEN IF A COMMITMENT FOR A FINANCING WERE TO BE ACCEPTABLE TO THE PARTNERSHIP, THERE CAN BE NO ASSURANCE THAT A FINANCING TRANSACTION WILL BE ACCOMPLISHED.

  Separately, the Partnership entered into two additional confidentiality agreements--one on July 26, 1996 with Nova Capital Corporation ("Nova"), the other on July 29, 1996 with Pulte Corporation ("Pulte"). Such agreements entitle each of Nova and Pulte to receive certain non-public information concerning the Partnership solely for use in connection with its consideration of making a tender offer for Interests.

       RECOMMENDATION AGAINST ACCEPTANCE OF RALEIGH AND WALTON OFFERS BY
                     INTERESTHOLDERS NOT NEEDING LIQUIDITY

  Based upon its analysis and its consultations with advisors, the Special Committee has determined that the Raleigh Offer and the Walton Offer are inadequate and not in the best interests of Interestholders who have the expectation of retaining the Interests through an anticipated orderly liquidation of the Partnership's assets by October 31, 2002 and who have no current or anticipated need for liquidity. ACCORDINGLY, THE SPECIAL COMMITTEE RECOMMENDS THAT SUCH INTERESTHOLDERS REJECT THE OFFERS AND NOT TENDER THEIR INTERESTS PURSUANT TO EITHER OF THE OFFERS.

  The Special Committee does not express any opinion and remains neutral as to the Offers with respect to any Interestholders other than those who have the expectation of retaining the Interests through an anticipated orderly liquidation of the Partnership's assets by October 31, 2002 and who have no current or anticipated need for liquidity.

 LIMITED PARTNERS WHO HAVE PREVIOUSLY TENDERED THEIR INTERESTS MUST ACT NOW IF
                      THEY WISH TO WITHDRAW THEIR TENDERS

  Interestholders who have previously tendered their Interests under the Raleigh Offer or the Walton Offer may withdraw their Interests at any time prior to 12:00 Midnight on August 1, 1996. ACCORDINGLY, INTERESTHOLDERS MUST ACT NOW IF THEY DESIRE TO WITHDRAW ANY INTERESTS WHICH THEY HAVE PREVIOUSLY TENDERED UNDER THE OFFERS.

  Interestholders who desire to withdraw Interests tendered pursuant to either Offer must deliver in a timely manner a written or facsimile Notice of Withdrawal to the Information Agent under the Offer, which (i) in the case of the Raleigh Offer, is "The Herman Group, Inc.," 2121 San Jacinto Street, 26th Floor, Dallas, Texas 75201 (Facsimile No. (214) 999-9348 or 999-9323), and (ii) in the case of the Walton Offer, is "Trust Company of America," P.O. Box 3287, Englewood, Colorado 80155-9758 (Facsimile No. (303) 705-6171). Any such Notice of Withdrawal to be effective must be received by the appropriate Information Agent prior to the expiration of the Offer and (A) in the case of the Raleigh Offer, must specify the name of the person who tendered the Interests to be withdrawn and must be signed by the person(s) who signed the Letter of Transmittal in the same manner as the Letter of Transmittal was signed, and (B) in the case of the Walton Offer, must specify the name(s) of the person(s) who tendered the Interests to be withdrawn, the number of Interests to be withdrawn and the name(s) of the registered holder(s) of the Interests, if different from that of the person(s) who tendered such Interests, and must also be signed by the same person(s) who signed the Letter of Acceptance in the same manner as the Letter of Acceptance was signed (including any signature guarantees, if applicable), and if Interests are held in the name of two or more persons, all such persons must sign the notice of withdrawal. You may use the appropriate form of Notice of Withdrawal of Previously Tendered Units previously furnished to you by Boreas Partners, L.P. in connection with its tender offer (which has since been withdrawn).

  If you wish to retain your Interests and you have not already tendered your Interests pursuant to the Raleigh and Walton Offers, you need not take any action regarding the Offers.

  INTERESTHOLDERS WHO DESIRE ASSISTANCE IN WITHDRAWING INTERESTS TENDERED PURSUANT TO THE RALEIGH OFFER OR THE WALTON OFFER MAY CALL THE INVESTOR RELATIONS OFFICE OF THE PARTNERSHIP AT 312-440-4800.

  INTERESTHOLDERS ARE URGED TO READ CAREFULLY THE PARTNERSHIP'S STATEMENT ON
SCHEDULE 14D-9, AS AMENDED BY AMENDMENT NOS. 1, 2 AND 3 THERETO.

  On behalf of the Special Committee.

                                          Very truly yours,
                                          Arvida/JMB Partners, L.P.

                                          By: Arvida/JMB Managers, Inc.
                                              General Partner

                                          By:
                                             LOGO
                                                Judd D. Malkin
                                                Chairman

                                                                  Exhibit (a)(5)

                                 PRESS RELEASE


ARVIDA/JMB PARTNERS, L.P.
900 N. Michigan Avenue
Chicago, Illinois 60611

AT THE PARTNERSHIP:             AT THE FINANCIAL RELATIONS BOARD:
Gary Nickele                    Dennis Waite
Spokesperson                    General Inquiries
(312) 915-1977                  (312) 640-6674


FOR IMMEDIATE RELEASE
Tuesday, July 30, 1996

     ARVIDA/JMB PARTNERS, L.P. DISCLOSES POTENTIAL FINANCING

     Chicago, July 30, 1996 -- Arvida/JMB Partners, L.P. (the "Partnership") announced today an important development in connection with the tender offers for interests in the Partnership by Raleigh Capital Associates, L.P. ("Raleigh") and Walton Street Capital Acquisition Co. II, L.L.C. ("Walton").

     The Partnership has entered into a letter agreement with BSS Capital II, L.L.C. ("BSS") pursuant to which the Partnership and BSS agreed to negotiate within ten business days a commitment setting forth the principal terms, covenants and conditions for a debt recapitalization of approximately $160 million, consisting of secured senior and secured mezzanine tranches. Such financing, if accomplished, would achieve, among other things, a refinancing of the Partnership's existing financing arrangements (other than certain project related financing) and, together with certain additional project financing, would enable the Partnership to make a distribution to Limited Partners of between $350 and $400 per limited partnership interest. BSS is under no obligation to issue a commitment and the Partnership is under no obligation to accept one.

     Separately, the Partnership entered into confidentiality agreements with Nova Capital Corporation and Pulte Corporation to make non-public information available to each of them in connection with their consideration of making tender offers for limited partnership interests.


     Judd D. Malkin, the Chairman of the Board of the General Partner of the Partnership, commented that this development will provide the Limited Partners with (i) short term liquidity and (ii) long term potential for achieving greater value than the price being offered under either the Raleigh Offer or the Walton Offer. However, he cautioned that there could be no assurance that a commitment would be issued by BSS, that any such commitment if issued would be acceptable to the Partnership, or that any such commitment, even if acceptable to the Partnership, would be consummated.

                                                                EXHIBIT (C)(15)

                            BSS CAPITAL II, L.L.C.
                        THREE PICKWICK PLAZA, SUITE 250
                         GREENWICH, CONNECTICUT 06830
                                 203/861-2100

July 29, 1996

Arvida/JMB Partners, L.P.
900 North Michigan Avenue
Chicago, Illinois 60611
Attention: Mr. Stephen Lovelette

Gentlemen:

  We have had preliminary discussions with you regarding a possible $160 million debt recapitalization (the "Financing") which would achieve for you, among other things, a refinancing of your existing Term, Revolving, Letter of Credit and other existing financing arrangements (other than approximately $12.5 million of first mortgage financing secured by income-producing assets and other than $11.7 million of construction financing secured by Grand Bay Buildings #2 and #5 [with the understanding that all net proceeds from Grand Bay Buildings #2 and #5 after the retirement of said construction financing shall be applied to retire outstanding indebtedness that would otherwise be permitted hereunder]). In the event the Financing is consummated, we shall elect one of the following alternatives: (i) to permit an additional aggregate $40 million of project financing on terms we approve ("Project Financing") from time to time on a secured basis as to portions of the collateral for the Financing that is senior in lien rights to the liens of the Financing on such portion of the collateral, (ii) to increase the amount of the Financing to include Project Financing or (iii) to cause a portion of the Project Financing to be provided as contemplated by (ii) and the balance of the Project Financing to be permitted on the basis described in (i). The Financing, if accomplished, will provide for gross proceeds to Arvida/JMB Partners, L.P. (the "Partnership") of approximately $400 per limited partnership Unit. The Financing will be structured in secured senior and secured mezzanine tranches of approximately equal amounts.

  You have expressed to us a serious interest in pursuing the Financing with us, including, without limitation, the negotiation of a commitment (the "Commitment") relating thereto setting forth principal terms, covenants and conditions (including requisite approvals and consents). We are prepared to do so but in order to do so we will be spending considerable time and effort to structure a satisfactory transaction and perform the due diligence required in connection therewith. We will be disclosing to you during the course of our discussions confidential information which we will prepare as a part of our evaluation of the proposed financing. BSS, or an affiliate controlled by, or under common control with BSS, will represent in any Commitment that it has the requisite resources and/or available credit to complete the Financing, and any Commitment entered into would bind the parties in accordance with the terms thereto.

  The Partnership and BSS mutually agree to negotiate the Commitment within ten (10) business days from the date hereof. In consideration of our considerable efforts, opportunity cost, and expenses which we will incur in analyzing and negotiating a Financing with you and in order to induce us to proceed, you agree that for a period of forty-five (45) days from the date on which you countersign and return this letter, you will not pursue or negotiate any other offers for (i) one or more portfolio financings or (ii) one or more debt recapitalizations, in either case of a similar size (in the aggregate) or purpose (i.e., to obtain excess financing proceeds which may be distributed to limited partners) to the Financing with any third party.

  Unless we notify you, in writing, within the aforesaid forty-five (45) day period that we have elected not to proceed with the Financing due to matters disclosed in our due diligence review, in the event that within a period commencing with your acceptance of this letter and ending ninety (90) days from the date hereof, you enter into an agreement for (i) one or more portfolio financings or, (ii) one or more debt recapitalizations, in either case of a similar size (in the aggregate) or purpose (i.e., to obtain excess financing proceeds which may be distributed to limited partners) to the Financing with any third party, you agree to pay to the undersigned, within five days following the undersigned's written demand to you therefor, a "Break-Up Fee" in an amount equal to (i) Two Million Four Hundred Thousand Dollars ($2,400,000) if such agreement is not with an Affiliated Third Party, or (ii) Four Million Four Hundred Thousand Dollars ($4,400,000) if such agreement is with an Affiliated Third Party. For purposes hereof, an "Affiliated Third Party" shall be any entity in which any executive officer (Senior Vice President or above), director or direct or indirect owner of your general partner or of JMB Realty Corporation has a direct or indirect material interest (and, for this purpose, a "material" interest shall include, without limitation, any entitlement to receive distributions of or on promoted or carried interests or any entitlement to receive fees). You agree that the undersigned is entitled to, and has given adequate consideration for your payment of, the aforesaid Break-Up Fees under (and only under) the circumstances set forth in the first sentence of this paragraph. Such adequacy of consideration is a result of an agreement to pursue negotiation of the Financing with you and do the necessary due diligence to analyze the advisability of the transaction and that such amounts will be payable whether or not the Commitment has been executed, and are customary and reasonable.

  In addition to the Break-Up Fee referred to above, you shall pay all direct out-of-pocket costs and expenses incurred by the undersigned in its due diligence activities and negotiations with you (up to, but not in excess of, an aggregate $100,000) in the event the undersigned makes demand in accordance herewith for payment of said Break-Up Fee.

  Each party, by its execution hereof, hereby represents and warrants to the other party that it has the full power and authority to execute, deliver and perform this Agreement and that this Agreement has been duly and validly executed and delivered by such party and is enforceable against such party in accordance with its terms.

  In the event of litigation relating to this Agreement, if a court of competent jurisdiction determines in a final nonappealable judgment that a party or its directors, officers, or partners have breached this Agreement, then such party shall be liable and pay to the other party the reasonable legal fees incurred by the other party in connection with such litigation, including an appeal therefrom.

  This Agreement shall be governed and construed in accordance with the laws of the State of Delaware. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute the same agreement.

  Nothing herein shall be construed as imposing any obligation on the part of the undersigned to issue the Commitment nor on your part to accept same. The parties recognize that there are material terms to be negotiated and that no assurances can be given by either party that agreement will be reached on all such terms. In addition, you acknowledge that any obligation of the undersigned to fund the Financing shall be subject to completion of the undersigned's due diligence to its sole satisfaction.

  You hereby agree to indemnify and hold harmless the undersigned and its affiliates and all of their respective members, officers, directors, managers, partners, employees, agents, counsel and direct or indirect owners from and against any and all loss, cost, expense or liability incurred by any indemnified party in respect of any claims made by any third party as a result of or in connection with the execution and delivery of this letter, any performance pursuant to this letter or any publicity, press release, filing or other oral or written statements made by you or your affiliates or representatives with respect to the transactions contemplated by this letter, such indemnity to include, but without limitation, claims of any of your limited partners or of parties currently involved in tendering for such limited partnership interests, provided, however, that in no event shall you have any liability under such indemnification for any loss, cost, expense or liability arising out of (x) any gross negligence, recklessness or intentional misconduct of any indemnified party, or (y) any breach by any indemnified party of the existing Confidentiality Agreement by and between the parties hereto, this letter agreement or any Commitment. You agree, promptly upon demand by the undersigned from time to time, to reimburse the undersigned for all such indemnified losses, costs, expenses and liabilities.

  If you are in agreement with the foregoing, please sign and return two copies of this letter to BSS, Three Pickwick Plaza, Suite 250, Greenwich, Connecticut 06830, Attention: Mr. Eugene A. Gorab, whereupon this letter will constitute our agreement with respect to the matters set forth herein,

                                          Very truly yours,

                                          BSS Capital II, L.L.C.

                                          By BRM of Delaware Inc.
                                             General Manager

                                              /s/ Eugene A. Gorab
                                          By: _________________________________
                                             Name: Eugene A. Gorab
                                             Title:Executive Vice President

CONFIRMED AND AGREED TO BY:

Arvida/JMB Partners, L.P.

By Arvida/JMB Managers, Inc.
  General Partner

    /s/ Gary Nickele
By: _________________________________
   Name: Gary Nickele
   Title:Vice President